Form 10-K, Exhibit 13
period 2004-12-31
IWT TESORO CORP
filed 2005-04-15
CIK 1119190

Exhibit 13

191 Post Road West

Westport, CT 06880

Tel.                 203 221 2770

Fax:                203 221 2770

April 15th, 2005

Dear Tesoro Shareholder:

Our Board of Directors and I take great pleasure in inviting you, our Stockholder, to attend our 2005 Annual Stockholders Meeting.  This year the meeting will be held on Saturday, May 7th, at the Hyatt Regency Grand Cypress, Orlando, Florida, from 10:00 AM to 12:00 noon.

Enclosed you will find a copy of our December 31, 2004 Annual Statement filed with the Security and Exchange Commission on April 14, 2005 and our Information Statement relating to electing our Board and ratifying our independent auditor to serve as such.

As you will note, Tesoro and its subsidiaries accomplished a number of milestones during 2004 including:

•                  Sales reached a record $44.9 million;

•                  Opened warehouse facilities in Dallas, Texas, and Irvine, California;

•                  Completed the implementation of our distribution channel expansion strategy, giving the company national reach and access to new customers;

•                  Signed a new lease for 300,000 sq. ft. of warehouse space in Palm City, Florida, which consolidates our existing warehouse space and increases our capacity by 75,000 square feet.

At the meeting, we will review the company’s performance and answer any questions you may have.  Management will discuss the state of the company, our industry and the opportunities we see for the future.

On behalf of the entire management team, we look forward to seeing you on May 7th.

Sincerely,

/s/ Henry J. Boucher, Jr.

Henry J. Boucher, Jr.
Chairman and Chief Executive Officer.